Mail Stop 6010

August 21, 2007

Carl H. Lindner
S. Craig Lindner
Co-Chief Executive Officers
American Financial Group, Inc.
One East Fourth Street
Cincinnati, OH 45202

> **Re:** **American Financial Group, Inc.**
> **Definitive Proxy Statement**
> **Filed April 10, 2007**
> **File No. 001-13653**

Dear Messrs. Linder:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 12

1.   It appears from your disclosure under "Performance Goals" on page 5 that you have established 2007 goals for the payment of target bonuses. Your Compensation Discussion and Analysis appears, however, only to discuss the targets and goals for the elements of your compensation packages for 2006. Please expand your Compensation Discussion and Analysis to disclose the performance goals that you will apply on a going-forward basis. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b). To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

2.   Given that your annual performance-based bonuses and long-term equity incentive compensation awards during 2006 were based on the achievement of the targeted financial metrics described, please discuss your policies and decisions regarding the adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award or payment. Refer to Item 402(b)(2)(viii) of Regulation S-K.

Establishing Compensation Levels, page 12

3.   Given that you seek to offer a level of compensation to your executive officers that is competitive with the compensation paid by your selected peer group of companies, please specify how each element of compensation you provide to the named executive officers relates to the data you have analyzed from the comparator companies and include a discussion of where you target each element of compensation, including perquisites, against the peer companies and where actual payments under each element of compensation actually fell within the targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Tally Sheet, page 13

4.   Given that the Compensation Committee used a "tally sheet" of all components of NEO compensation in reviewing and establishing NEO compensation, please include disclosure addressing the extent to which the information in the tally sheet comprised information in addition to or different from the information presented in your Summary Compensation Table and how and why the Compensation Committee found the tally sheet useful in determining the various elements of compensation for the NEOs. The Committee's analysis of the tally sheets and how that analysis resulted in specific awards should be described in complete detail.

Compensation Components, page 14

5.   Please expand the disclosure relating to the role of the co-CEO's in your compensation processes and their input during the crafting of compensation packages. Your disclosure should include a complete discussion of the manner in which the Linders make recommendations regarding their individual compensation, as briefly disclosed on page 14.

Annual Performance-Based Bonuses, page 15

7.   Although you provide a description of how company performance affects annual bonuses and equity-based awards, we note minimal analysis of the effect individual performance has on compensation awards despite disclosure throughout that indicates compensation-related decisions are made in connection with non-quantitative achievements. You should expand your disclosure to provide additional discussion and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, discuss and analyze in greater detail the achievement of the financial and operational goals within a named executive officer's individual area of responsibility. Also expand your disclosure to include a description of the factors the Committee considered in establishing personal objectives for Carl and Craig Linder. See Item 402(b)(2)(vii) of Regulation S-K.

8.   Please discuss and analyze why the target Operating Earnings Per Share for 2006 was set at $2.73 per share. For example, what level of earnings growth or growth in book value per share was this target intended to incentivize. Provide a similar discussion for targets established for your current year. Please be reminded that you should provide appropriate contextual detail that will give investors a meaningful understanding of the nature of the incentive payments and the degree to which determination of performance objectives was predicated upon a likelihood that maximum incentive payments would be awarded.

Long-Term Equity Incentive Compensation, page 18

9.   Please expand your discussion and analysis of how the actual payouts under the 2005 Stock Incentive Plan were determined. Please provide a reasonably complete analysis of how the amounts of such awards were determined and the reasons why the Committee believed that those amounts were appropriate in light of the various items it considered in making specific compensation decisions.

Summary Compensation Table, page 21

10.   We note that you have included only two named executive officers other than the two Chief Executive Officers and the Chief Financial Officer. Item 402(a)(3)(iii) of Regulation S-K requires disclosure for the company's three most highly compensated executive officers other than the CEO and CFO.

11.   Disclose the assumptions made in the valuation of the stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in Management's Discussion and Analysis. Refer to the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans, page 25

12.   We note the amounts in the table at the top of page 22 indicated under the item headings "Annual RASP Contribution" and "Annual ARASP & Auxiliary RASP Plan Earnings." It is unclear from your current disclosure the extent to which these amounts are required to be reported in the table on page 25. Please advise.

Director Compensation, page 26

13.   We note the amount indicated under "All Other Compensation" paid to Mr. Linder in 2006. Since Mr. Linder is the only director that receives the forms of compensation indicated in that column, please provide a narrative description or any material factors necessary to an understanding of his compensation, including a description of any arrangement you have with Mr. Linder regarding that compensation. Refer to Item 402(k)(3)(ii) of Regulation S-K.

14.   Disclose the assumptions made in the valuation of the stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in Management's Discussion and Analysis. Refer to the Instruction to Item 402(k) of Regulation S-K.

Related Person Transactions, page 27

15.   State whether your related party transaction policy and procedures are in writing, and, if not, how the policy and procedures are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

        Please contact me at (202) 551-3635 with any questions.

                                                    Sincerely,

                                                    Tim Buchmiller
                                                    Senior Attorney